NEWS RELEASE

September 14, 2010

Trading Symbols:

AMM :TSX, AAU : NYSE: AMEX

www.almadenminerals.com

GOLDGROUP ANNOUNCES CABALLO BLANCO EXPLORATION PROGRAM

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM:TSX; AAU:NYSE) is pleased to report that Goldgroup Mining Inc. (TSX:GGA; “Goldgroup”) has announced the details of a US$8.5 Million 30,000 metre drilling and exploration program due to commence near the end of September, 2010 on Almaden’s 100% owned Caballo Blanco gold project located in Veracruz, Mexico. Goldgroup has an option to acquire a 70% interest in the Caballo Blanco project from Almaden which would be exercised with this proposed program. Almaden would then retain a 30% carried interest in the project, until a bankable feasibility study has been completed by Goldgroup.

Goldgroup reports that the 30,000 metre multi-drill diamond and reverse circulation drill program has been designed to expand and upgrade the current NI 43-101-compliant mineral resource estimate at the La Paila anomaly of the Northern Zone (contained in Goldgroup’s NI 43-101 technical report dated March 22, 2010) and to test other highly prospective areas for mineralization, including targets at the Red Valley and Highway zones. The May 22, 2010 technical report addresses only the La Paila area of the Northern Zone where 32 diamond drill holes have defined a mineral resource of 34.3 million tonnes averaging 0.60 g/t Au (139,000 oz Au indicated and 517,000 oz Au inferred; see Goldgroup 43-101 technical report of March 22, 2010). Many targets on the property, including those in other parts of the Northern Zone, Red Valley and Highway zones, have not been tested by past drilling. Goldgroup also reports that it plans to conduct further ground geophysics, surface sampling, metallurgical testing and the construction of several underground adits, for purposes of bulk sampling and geological mapping, and an environmental impact study.

J.D. Poliquin, chairman of Almaden, commented, “We are very pleased with this news of the imminent commencement of drilling at Caballo Blanco. It has been over a year since there has been drilling at Caballo Blanco, despite a new discovery having been made. The Caballo Blanco and nearby El Cobre projects are both underexplored and highly prospective projects in our portfolio. We are excited with Goldgroup’s plans for Caballo Blanco and look forward to reporting them.”

Morgan J. Poliquin, Ph. D., P. Eng., the President and CEO of Almaden, and a qualified person under the meaning of National Instrument 43-101, reviewed the technical information in this news release.

About Almaden

Almaden is a well-financed mineral exploration company working in North America. The company has assembled mineral exploration projects, including the Ixtaca Zone, through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold and copper deposits as evidenced at Ixtaca. Currently five projects (Caballo Blanco, Tropico, Nicoamen River, Matehuapil and Merit), are optioned to separate third parties who each have the right to acquire an interest in the respective project from Almaden through making certain payments and exploration expenditures. Four further projects are held in joint ventures. Almaden also holds a 2% NSR interest in 11 projects. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the capital that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

On Behalf of the Board of Directors

“Morgan Poliquin”

__________________________

Morgan J. Poliquin, Ph.D., P.Eng.

President, CEO and Director

Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE AMEX have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.